Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

The following is an advertisement that appeared in the April 9, 2003 edition of The Hill and Roll Call, and is also being posted on our employee intranet site.

What Does The Wall Street Journal Say About

The Air Carrier Amendment To The Senate Appropriations Bill?

EDITORIAL: REVIEW & OUTLOOK–Patriot Games

The U.S. and Old Europe haven’t exactly been seeing oeil to-eye of late. But American politicians looking for pay- back ought to be careful lest they aim at the French and hit Americans instead.

Consider the Senate amendment tucked into last week’s war funding bill that would tighten U.S.-ownership rules for air-cargo carriers and disrupt Deutsche Post’s bid to acquire a portion of Seattle-based Airborne. The sneaky provision is courtesy of delivery rivals UPS and FedEx, which are only too happy to block more formidable competition.

We like a French joke as much as the next guy. And it’s amusing to see French’s mustard (invented by New Yorker Robert T. French in 1904) hurry out a release saying that the “only thing French about French’s mustard is the name!” French hotel conglomerate Accor even rushed to remove its French flags in front of its U.S.-based Sofitels.

But in today’s global economy a boycott against a “French” or “German” company can easily be a blow against American workers. Our politicians are figuring this out, albeit slowly. A number of House Members recently sent a letter to the Pentagon demanding that the U.S. Marines end a contract with the French-owned catering firm Sodexho Alliance. But then Representative Chris Van Hollen pointed out that Sodexho’s U.S. unit was based in his home state of Maryland, has 110,000 American employees (in all 50 states) and pays $646 million in U.S. taxes.

In South Carolina, the state House also passed a resolution calling for a boycott of French goods. The bill died when lawmakers realized that French tire-maker Michelin had $2 billion in investment and 6,000 workers in South Carolina alone.

All told, Europe remains this country’s most important trading partner. According to Johns Hopkins’ Center for Transatlantic Relations, Europe held some $3.3 trillion in U.S. assets in 2000, accounting for two-thirds of total foreign assets here. Old and New Europe accounted for half of total global earnings of U.S. companies in 2001.

Which gets us back to Germany’s Deutsche Post. U.S. air carriers are still subject to ownership restrictions that date back to the 1920s. Even in today’s interconnected economy, foreign share-holders can’t own more than 25% of the voting stock of domestic airlines or carry paying passengers between U.S. cities. In theory these laws protect national security, safety and unions. In reality they discourage capital investment in cash-starved U.S. airlines and allow American companies to block competition.

Deutsche Post bought a majority stake in U.S. delivery firm DHL three years ago. UPS and FedEx, which together control more than 70% of the U.S. ground delivery market, unleashed their lobbyists to persuade the Department of Transportation to kill the deal on “foreign ownership” grounds. They haven’t had much success, but they are now trying again with DHL’s bid to buy Airborne.

The DHL-Airborne deal isn’t a violation of the traditional ownership restrictions, because DHL plans only to buy Airborne’s ground delivery business; the airline unit would be spun off and Deutsche Post would contract with it for U.S. business. And so UPS and FedEx want Congress to do their dirty work.

The original Senate amendment established an entirely new standard for carrying military air cargo that disqualified foreign- controlled firms—cutting out a German-linked Airborne. The final language was watered down, but House Republicans want to restore the tougher provisions.

Congress should be doing the opposite, especially given the feeble state of American air carriers. Clearing away the foreign ownership provision would open the industry to new capital, spur competition and lower costs. As public policy, it sure beats another tax-payer subsidy.

As for national security, any carrier operating in the U.S. has to follow U.S. laws regardless of where its shareholders sit. There’s no reason a foreign-owned airline or cargo company couldn’t fulfill its duties in the Civil Reserve Air Fleet—that is, hiring out their planes to the military just as our current airlines are doing today in Iraq.

We can think of many ways to pay back the French, starting with the end of the U.N.’s oil-for-food program. But exploiting patriotic feeling as a way to block domestic U.S. competition isn’t the American way. Come to think of it, it’s positively French.

-The Wall Street Journal, April 8, 20031

Don’t Let UPS And FedEx Deny Opportunities And Choice

To American Workers And Consumers

1No endorsement by The Wall Street Journal is intended or implied by this advertisement.

Information contained in this document is not a substitute for the proxy statement/prospectus that the companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents which will be filed by Airborne with the Securities and Exchange Commission will be available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com. Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.

Forward-Looking Statements

Except for historical information, the matters discussed in this advertisement contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this advertisement is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.